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                          October 8, 2020

       Laura J. Schumacher, Esq.
       Vice Chairman, External Affairs and Chief Legal Officer
       AbbVie Inc.
       1 North Waukegan Road
       North Chicago, Illinois 60064

                                                        Re: AbbVie Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 2,
2020
                                                            File No. 333-249277

       Dear Ms. Schumacher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sophia Hudson, P.C.